Exhibit 21.1

List of Subsidiaries

Subsidiaries of the Corporation:

Name	State of Incorporation	Status
The Bryn Mawr Trust Company	Pennsylvania	Active
Lau Associates LLC	Delaware	Active
The Bryn Mawr Trust Company of Delaware	Delaware	Active

Subsidiaries of the Bank:

Name	State of Incorporation	Status
Powers Craft Parker and Beard, Inc.	Pennsylvania	Active
Bryn Mawr Equipment Finance, Inc.	Delaware	Active
Key Capital Mortgage, Inc.	Pennsylvania	Active